 NEWS RELEASE

For Immediate Release
May 20, 2009

Canwest refinances Canwest Media Inc.’s senior credit facility
Company secures $175 million in financing from two new facilities

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today that its subsidiaries, Canwest Media Inc. (“CMI”) and Canwest Television Limited Partnership, and certain members (the “Purchasers”) of the ad hoc committee of 8% senior subordinated noteholders (the “Ad Hoc Committee”) have entered into an agreement, pursuant to which the Purchasers will purchase the U.S. dollar equivalent of $105 million principal amount of 12% senior secured notes of CMI and Canwest Television Limited Partnership (“Senior Secured Notes”) for an aggregate purchase price of the U.S. dollar equivalent of $100 million.

CIT Business Credit Canada Inc. (“CIT”) has agreed to provide a senior secured revolving asset-based loan (“ABL”) facility in the amount of $75 million to CMI.

Both transactions are expected to close on May 21, 2009. Senior lenders under its existing credit facility extended their waiver agreement until June 2, 2009 and also agreed to defer certain payments aggregating approximately $10 million until June 2, 2009, which will allow completion of the new facilities tomorrow. CMI and the members of the Ad Hoc Committee have entered into a further agreement and forbearance until June 15, 2009, subject to completion of the issuance of the Senior Secured Notes.

These facilities are intended to provide Canwest with sufficient credit availability to operate its business in the ordinary course as it continues its work to effect a recapitalization transaction.

CMI will use proceeds from the issue and sale of the Senior Secured Notes and from CIT’s ABL facility to, among other things, repay the current lenders all amounts owing under CMI’s existing senior credit facility and settle related obligations.

CMI has agreed to satisfy certain milestones within certain time frames, including:
•	On or before June 15, 2009, reaching an agreement in principle with members of the Ad Hoc Committee in respect of a recapitalization transaction.
•	On or before July 15, 2009, entering into a definitive agreement with members of the Ad Hoc Committee with respect to such recapitalization transaction.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk
Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated
November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the six months ended February 28, 2009.
Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com